Via EDGAR

April 5, 2013

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Arch Coal, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-13105

Dear Ms. Jenkins:

We are providing this letter to the staff of the Securities and Exchange Commission (the “Staff”) in response to the Staff’s letter dated March 22, 2013 (the “March 22 Letter”) regarding the Annual Report on Form 10-K filed by Arch Coal, Inc. for its fiscal year ended December 31, 2012.  We are in the process of preparing our responses to the Staff’s comments set forth in the March 22 Letter.

In a telephone call with Mr. Blaise Rhodes on April 4, 2013, we, through our legal counsel, requested an extension of the period of time for us to respond to the Staff’s comments set forth in the March 22 Letter.  We greatly appreciate the Staff’s agreement to extend the time for us to respond until April 12, 2013.

Any questions or notifications with respect to this request should be directed to me by telephone at (314) 994-2700.

Sincerely,

/s/ John T. Drexler

John T. Drexler
Senior Vice President and Chief Financial Officer